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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 016441

(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: March 31, 1999
         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR
         For the Transition Period Ended:
                                             -----------------------------------

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     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
     Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I--REGISTRANT INFORMATION

                                CODE-ALARM, INC.
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                                950 East Whitcomb
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            Address of Principal Executive Office (Street and Number)


                            Madison Heights, MI 48071
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                            City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



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[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K or Form 10-KSB, 20-F, 11-K, 10-Q or Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                         Please see attached Exhibit A.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

     Craig S. Camalo             248                583-9620
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          (Name)               (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [ ] Yes [X] No

                  Form 10-K for the period ended December 31, 1998


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Please see attached Exhibit B.



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                                CODE-ALARM, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 17, 1999                     By  /s/ Craig S. Camalo
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                                          Craig S. Camalo, Vice President
                                          of Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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         Intentional misstatements or omissions of fact constitute Federal
Criminal Violations  (See 18 U.S.C. 1001).

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                                                                      EXHIBIT A

                              PART III - NARRATIVE

         The Company has been unable to complete the quarter ended March 31, 1999 closing of its books and records as all necessary and required information is not fully complete or available. Additional time is necessary to enable the Company to prepare and complete an accurate report for the quarter ended March 31, 1999.


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                                                                      EXHIBIT B

                           PART IV - OTHER INFORMATION


         The Company will incur a consolidated net loss of approximately $1.2 million on revenue of $8.4 million for the quarter ended March 31, 1999, as compared to net income of $.6 million on revenue of $13.8 million for the comparable quarterly period in 1998.